ADVANCING TO PRODUCTION	TSX-V: POM, American Stock Exchange: PLM 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-20

POLYMET FILES THIRD FISCAL QUARTER RESULTS

Vancouver, British Columbia, December 28, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it has filed its financial statement for the three months ended October 31, 2006. The full report can be accessed at www.polymetmining.com and on SEDAR and EDGAR. All amounts are in U.S. funds.

At October 31, 2006 PolyMet reported a cash balance of $14.2 million and working capital of $12.2 million, compared with $11.7 million and $9.1 million respectively at January 31, 2006. During the three months ended October 31, 2006 PolyMet spent $2.5 million at its NorthMet project, compared with $3.8 million in the equivalent period a year earlier.

The DFS confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project with effect from October 1, 2006. During the three months ended October 31, 2006, of the total $2.5 million spent, $1.7 million was expensed and the balance was capitalized.

General and administrative costs in the quarter of $0.6 million, excluding non-cash stock based compensation expense and non-cash consulting fees, were unchanged from the year earlier period. Year-to-date the general and administrative costs, excluding non-cash stock based compensation and non-cash consulting fees have increased to $1.9 million from $1.2 million in the previous comparable period reflecting increased corporate activity.

During the third quarter, the Company re-examined its accounting for stock-based compensation and the share bonus program as well as its accrual procedures. As a result of this reexamination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarters ended April 30 and July 31, 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended January 31, 2005 under the share bonus program were understated by $638,000.

The combined effect of these restatements is to reduce the loss for the first six months ended July 31, 2006 from $13.4 million to $12.4 million and increase the share capital at that date from $64.5 million to $65.1 million.

Douglas Newby, Chief Financial Officer of PolyMet, commented “We continue to be well-funded through completion of permitting. Despite the increased level of activity in the Company, we were able to hold cash expenditure on general and administrative costs in line with the year-ago level. The successful completion of the DFS during the third fiscal quarter, which established proven and probable reserves at NorthMet for the first time and moves us into the development stage, is an important milestone in PolyMet’s development.”

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change. Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.